Exhibit 99.1

Contact Information:

China Ceramics Co., Ltd.	Precept Investor Relations LLC
Edmund Hen, Chief Financial Officer	David Rudnick, Account Manager
Email: info@cceramics.com	Email: david.rudnick@preceptir.com
Phone: +1-917-864-8849

China Ceramics Announces Second Quarter 2015
Financial Results

Jinjiang, Fujian Province, China, August 18, 2015–China Ceramics Co., Ltd. (NASDAQ Global Market: CCCL) (“China Ceramics” or the “Company”), a leading Chinese manufacturer of ceramic tiles used for exterior siding and for interior flooring and design in residential and commercial buildings, today announced financial results for the second quarter ended June 30, 2015.

Second Quarter 2015 Highlights

▪	Revenue was RMB 260.0 million (US$ 41.9 million), down 3.2% from the second quarter of 2014

▪	Gross profit was RMB 35.8 million (US$ 5.8 million), up 47.9% from the second quarter of 2014

▪	Plant utilization was 47% as compared to 60% in the second quarter of 2014

▪	Net profit was RMB 19.2 million (US$ 3.1 million) as compared to net profit of RMB 0.7 million in the second quarter of 2014.

▪	EBITDA (earnings before interest, taxes, depreciation and amortization) was RMB 44.3 million (US$ 7.1 million), up 107.0% from the second quarter of 2014.

▪	Unrestricted cash at June 30, 2015 was RMB 255.9 million (US$ 41.3 million), or RMB 12.52 (US$ 2.02) per share.

“We reported stable cash flow in the second quarter despite the challenging operating environment in China’s real estate and construction markets,” said Jiadong Huang, Chairman and Chief Executive Officer of China Ceramics. “While our top-line was marginally lower as compared to the year-ago quarter, continued market acceptance of our product pricing enabled us to report a 47.9% increase in gross profit. Further, the absence of several one-time expenses incurred in the year-ago quarter resulted in a more than doubling of EBITDA to $7.1 million versus the year-ago quarter.

“However, customer demand shrunk in the quarter as seen by the 8.7% decline in sales volume from the year ago quarter, which follows the first quarter’s 5.7% year-over-year decline in customer demand. Given the overall market slowdown in our sector this year, we may need to engage in more intensive marketing and therefore incur additional selling expenses in the periods ahead to maintain market share as well as to sustain the current quarter’s strong product pricing.

“In the second quarter, we utilized plant production facilities capable of producing 34 million square meters of ceramic tiles per year out of our total annual production capacity of 72 million square meters of ceramic tiles. This was a 20.9% decrease over what was utilized during this period last year. We hope to bring additional capacity online going forward as business conditions improve.

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“Despite periods of short term slowing and likely difficult market conditions ahead, we continue to believe that the long-term fundamentals for growth in the real estate and construction industries continue to be in place. In addition, we believe that an important element of our success is our ability to adapt to market conditions and to continue to provide optimal customer-centric solutions to the marketplace. While our business sector continues to be highly competitive, our brand name recognition and reputation for quality and service has enabled us to raise and maintain the average selling price of our products over the past two years. We look for market conditions to eventually improve and we intend to continue to develop closer relationships with the larger property developers and transition our product mix towards better performing, higher margin ceramic tiles,” concluded Chairman and Chief Executive Officer Jiadong Huang.

Second Quarter 2015 Results

Revenue for the second quarter ended June 30, 2015 was RMB 260.0 million (US$ 41.9 million), a decrease of 3.2% from RMB 268.6 million for the second quarter ended June 30, 2014. The year-over-year decrease in revenue was due to a 8.7% decrease in sales volume to 8.4 million square meters of ceramic tiles in the second quarter of 2015 from 9.2 million square meters in the same quarter last year, partially offset by a 6.5% increase in the average selling price to RMB 31.0 (US$ 5.0) per square meter in the second quarter of 2015 from RMB 29.1 per square meter in the same quarter last year. From July 1, 2014, the price for all of our products was adjusted up by 5%-10%.

Gross profit for the second quarter ended June 30, 2015 was RMB 35.8 million (US$ 5.8 million), an increase of RMB 11.6 million or 47.9% from RMB 24.2 million for the second quarter ended June 30, 2014. The gross profit margin was 13.8% for the second quarter ended June 30, 2015, as compared to 9.0% for the second quarter ended June 30, 2014. The year-over-year improvement in gross profit margin was primarily driven by a 6.5% increase in the average selling price.

Selling and distribution expenses for the second quarter ended June 30, 2015 were RMB 2.7 million (US$ 0.4 million), down 52.6% from RMB 5.7 million in the second quarter of 2014. The year-over-year decrease in selling and distribution expenses was primarily due to a decrease in advertisement expenses.

Realized and unrealized fair value loss on derivative financial instruments for the second quarter ended June 30, 2015 was nil, as compared to RMB 3.0 million in the second quarter of 2014. During the second quarter of 2013 and the first quarter of 2014, we entered into certain foreign currency transaction agreements with Taishin International Bank for investment purposes. In July 2014, our Chief Executive Officer (who is also the Company’s largest shareholder) and an affiliate of our Chief Executive Officer agreed to assume these agreements. As a result, after July 31, 2014 we were no longer required to fund any losses related to these agreements and neither suffered any future liabilities arising under those agreements nor realized any benefits arising under those agreements.

Other expenses for the second quarter ended June 30, 2015 were RMB 0.4 million (US$ 0.06 million), as compared to RMB 3.8 million in the second quarter of 2014. The year-over-year decrease in other expenses was mainly caused by the loss on disposal of equipment of RMB 3.5 million incurred in the second quarter ended June 30, 2014, whereas this was nil for the second quarter in 2015.

Profit from operations before taxation for the second quarter ended June 30, 2015 was RMB 26.4 million (US$ 4.3 million), as compared to RMB 3.2 million of profit from operations before taxation in the second quarter of 2014. Excluding the non-cash RMB 3.0 million fair value loss on derivative financial instruments incurred in the second quarter of 2014, the year-ago quarter profit from operations before taxation was RMB 6.2 million.

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Net profit for the second quarter ended June 30, 2015 was RMB 19.2 million (US$ 3.1 million), as compared to a net profit of RMB 0.7 million for the second quarter ended June 30, 2014. Excluding the non-cash RMB 3.0 million fair value loss on derivative financial instruments incurred in the second quarter of 2014, the year-ago quarter net profit was RMB 3.7 million.

Earnings per fully diluted share were RMB 0.94 (US$ 0.15) for the second quarter ended June 30, 2015 as compared to RMB 0.03 for the second quarter of 2014. Excluding the non-cash RMB 3.0 million fair value loss on derivative financial instruments incurred in the second quarter of 2014, the year-ago quarter earnings per fully diluted share was RMB 0.18 per share. Per share calculations for the second quarters of 2015 and 2014 were computed using 20.4 million shares.

EBITDA for the second quarter ended June 30, 2015 was RMB 44.3 million (US$ 7.1 million), an increase of 107.0% from RMB 21.4 million for the second quarter ended June 30, 2014.

Six Months 2015 Results

Revenue for the six months ended June 30, 2015 was RMB 469.8 million (US$ 75.8 million), a decrease of 1.6% as compared to RMB 477.4 million for the six months ended June 30, 2014. Gross profit was RMB 49.6 million (US$ 8.0 million), up 48.1% from RMB 33.5 million in the six months ended June 30, 2014. Gross margin was 10.6%, compared to 7.0% in the same period of 2014. Selling expenses were RMB 5.4 million (US$ 0.9 million), compared to RMB 8.5 million in the same period of 2014. Administrative expenses were RMB 11.0 million (US$ 1.8 million), compared to RMB 14.7 million for the same period of 2014. Realized and unrealized fair value loss on derivative financial instruments was nil, compared to RMB 71.7 million in the same period of 2014. Other expenses were RMB 0.7 million (US$ 0.1 million), compared to RMB 4.9 million in the same period of 2014. Net profit for the six months ended June 30, 2015 was RMB 22.0 million (US$ 3.6 million), compared to a net loss of RMB 70.8 million for the same period of 2014. Earnings per fully diluted share were RMB 1.08 (US$ 0.17) for the six months ended June 30, 2015 and loss per fully diluted share were RMB 3.47 in the same period of 2014. Earnings/loss per fully diluted share for the first half of 2015 and 2014 were computed using 20.4 million shares.

Second Quarter 2015 Statements of Selected Financial Position Items

▪	Cash and bank balances were RMB 255.9 million (US$ 41.3 million) as of June 30, 2015, compared with RMB 61.2 million as of December 31, 2014. The increase in cash and bank balances of RMB 194.7 million was primarily the result of cash generated from operating activities of RMB 195.8 million for the first half year of 2015.

▪	Short-term bank borrowings were RMB 84.7 million (US$ 13.7 million) as of June 30, 2015, which is approximately the same level of debt incurred as of December 31, 2014.

▪	Inventory turnover was 139 days as of June 30, 2015 compared with 125 days as of December 31, 2014.

▪	Trade receivables turnover, net of value added tax, was 167 days as of June 30, 2015 compared with 156 days as of December 31, 2014. Prior to 2012, we typically offered a credit period of 90 days to our distributors, but extended it to 150 days at the end of 2012 to address funding pressures on distributors associated with the challenging real estate market conditions in China. We extended the credit period from 90 days to 120 days to direct company accounts at the end of 2014. The currently challenging economic environment has prompted us to offer extended credit terms to certain customers resulting in a higher trade receivables turnover figure than normal.

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▪	Trade payables turnover, net of value added tax, was 80 days as of June 30, 2015 compared with 64 days as of December 31, 2014.

Liquidity and Capital Resources

Cash flow generated from operating activities was RMB 54.6 million (US$ 8.8 million) for the quarter ended June 30, 2015, compared to cash used in operating activities of RMB 24.2 million in the same period in 2014. The year-over-year increase of RMB 78.8 million was mainly caused by: (i) profit before taxation of RMB 26.4 million for the quarter ended June 30, 2015, compared to a profit before taxation of RMB 6.2 million for the same period last year, which excludes the non-cash RMB 3.0 million fair value loss on derivative financial instruments incurred in the second quarter of 2014, (ii) an increase in trade receivables of RMB 24.2 million for the quarter ended June 30, 2015, compared to an increase of RMB 93.4 million in the same period last year, and (iii) a decrease in inventories of RMB 6.0 million for the quarter ended June 30, 2015, compared to an increase in inventories of RMB 27.9 million in the same period last year; offset by (iv) an increase in trade payables of RMB 38.9 million for the quarter ended June 30, 2015, compared to an increase of RMB 64.9 million in the same period last year, (v) an increase in other receivables and prepayments of RMB 5.6 million for the quarter ended June 30, 2015, compared to an increase in other receivables and prepayments of RMB 0.2 million in the same period last year, and (vi) an increase in accrued liabilities, other payables and amount owed to a related party of RMB 1.0 million for the quarter ended June 30, 2015, compared to an increase in accrued liabilities, other payables and amounts owed to related parties of RMB 7.0 million in the same period last year.

Cash flow generated from investing activities was RMB 0.3 million (US$ 0.04 million) for the quarter ended June 30, 2015, compared to RMB 11.3 million of cash flow generated from investing activities in the same period of 2014, primarily due to the proceeds from disposal of equipment received in 2014.

Cash flow generated from financing activities was nil for the quarter ended June 30, 2015, compared to RMB 7.4 million for the same period of 2014, due to advances from related parties of RMB 9.8 million that were contributed to the registered capital of Hengda in the quarter ended June 30, 2014, net of the deposit to stock agent of RMB 1.5 million for the payment of a dividend and the repayment of bank borrowings of RMB 0.9 million.

Plant Capacity and Capital Expenditures Update

For the second quarter of 2015, we utilized plant capacity capable of producing 34 million square meters of ceramic tiles annually out of a total annual production capacity of 72 million square meters. This represents a 20.9% decrease in plant capacity utilization from the second quarter of 2014 when we utilized plant capacity capable of producing 43 million square meters of ceramic tiles annually.

Our Hengda facility has an annual production capacity of 42 million square meters of ceramic tiles and we utilized annual capacity capable of producing 22 million square meters of ceramic tiles in the second quarter of 2015. Our Hengdali facility has an annual production capacity of 30 million square meters and we utilized annual capacity capable of producing 12 million square meters of ceramic tiles in the second quarter of 2015. We will bring our unused production capacity online as customer demand dictates and when there are further signs of improvement in China’s real estate and construction sector.

We review the level of capital expenditures throughout the year and make adjustments to our capital expenditures subject to market conditions. Although business conditions are subject to change, we anticipate a modest level of capital expenditures for the remainder of 2015 other than those associated with minimal upgrades, small repairs and the maintenance of equipment.

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Business Outlook

As indicated last quarter, we expect currently challenging market to prevail through the second half of the year. In the second quarter of 2014, we experienced a contraction in customer demand as market conditions in China’s real estate and construction sectors became challenging due to overbuilding and excess inventory in some cities. However, although our sales volume fell 8.7% from the year-ago quarter, our average selling price rose 6.5% from the year-ago quarter which we attribute to our high quality products and strong marketing efforts.

Although the slowdown is likely to continue in the short-term, in the long-term we believe that the urbanization and economic trends underlying the growth in China’s real estate sector are sustainable. Since the real estate sector is estimated to comprise 15% of China’s gross domestic product, the Chinese government could well continue to adopt an array of policies to stimulate the real estate sector. In June 2015, the People’s Bank of China announced a cut in its one-year benchmark lending rate to 4.85%. This follows other measures such as lowering buyer minimum down payment ratios and lowering the reserve requirement ratio for banks in order to free up capital for mortgage lending. We believe that the recently released data of a 0.54% average price rise of a new home in China’s major cities in July, following similarly modest increases in May and June, points to the potential resilience of the real estate sector.

We typically receive orders from customers two months in advance of production on a rolling basis. We enter into a dealership agreement with customers, and a sales or purchase contract each time a customer places an order. As of June 30, 2015, our backlog was approximately RMB 217.3 million (US$ 35.0 million) which represents approximately the next two months of revenue as of the end of the second quarter. This compares to a backlog of approximately RMB 221.2 million as of June 30, 2014, a year-over-year decrease of 1.8%. Under normal circumstances, our backlog is an indicator of revenues that might be expected in the next quarter, though it is subject to change as a result of unforeseen business conditions and events including credit payment terms.

We intend to gradually shift the focus of our marketing efforts towards larger cities since we are seeing pricing increases in first-tier cities. We will also continue to market to smaller cities where the government is continuing to boost infrastructure investments. The upgrading of existing housing stock in both larger and smaller cities is also an important component of demand.

We reiterate our belief that smaller competitors are likely to exit our sector due to their lack of modernized production techniques and difficulty in complying with new environmental regulations. We also anticipate consolidation among large property developers and believe that we provide quality products and optimal service to this important constituency. We continue to work closely with our customers and develop new products that we believe give us a competitive advantage. We believe that our experience, expertise and name brand recognition will enable us to ultimately weather any sector volatility in the periods ahead.

Dividend Policy for Fiscal 2015

The Company’s Board of Directors have not yet made a determination as to the Company’s dividend policy for 2015. However, there are concerns of a continued slowdown in China’s economy as well as China’s real estate sector which would negatively impact the building materials industry. Further, Management believes that it is likely that difficult market conditions in the Company’s business sector will prevail for the rest of the year. Therefore, the Board of Directors will engage in additional deliberations in the future as to the Company’s dividend policy and will update the market accordingly.

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Status of the Class Action Litigation

The Company previously disclosed that it had reached an agreement in principle to settle the outstanding class action litigation. On May 29, 2015, the Company executed a settlement stipulation with the Plaintiffs in the class action litigation, memorializing the terms of the settlement; and the parties to the litigation filed the same with the Court. A Stipulation of Settlement and related documents were subsequently filed with the court, and were revised on July 22, 2015 pursuant to court order. The settlement is subject to Court approval. The settlement will be comprised of $310,000 in cash and $540,000 worth of the Company’s common stock. A charge for the settlement amount was included as an expense item in the Company’s fiscal year end 2014 financial statements.

Conference Call Information

We will host a conference call at 8:00 am ET on Tuesday, August 18, 2015. Listeners may access the call by dialing +1 (866) 395-5819 five to ten minutes prior to the scheduled conference call time. International callers should dial +1 (706) 643-6986. The conference participant pass code is 5890975. A replay of the conference call will be available for 14 days starting from 11:00 am ET on August 18, 2015. To access the replay, dial +1 (855) 859-2056. International callers should dial +1 (404) 537-3406. The pass code is 5890975 for the replay.

About China Ceramics Co., Ltd.

China Ceramics Co., Ltd. is a leading manufacturer of ceramic tiles in China. The Company’s ceramic tiles are used for exterior siding, interior flooring, and design in residential and commercial buildings. China Ceramics’ products, sold under the “Hengda” or “HD”, “Hengdeli” or “HDL”, the “TOERTO” and “WULIQIAO” brands, and the “Pottery Capital of Tang Dynasty” brands, are available in over 2,000 style, color and size combinations and are distributed through a network of exclusive distributors as well as directly to large property developers. For more information, please visit http://www.cceramics.com.

Currency Convenience Translation

The Company’s financial information is stated in Renminbi (“RMB”). Translations of amounts from RMB into United States dollars (“US$”) in this earnings release are solely for the convenience of the readers and were calculated at the rate of US$1.00 = RMB 6.2000. The exchange rate refers to the historical rate as set forth in the H.10 statistical release published by www.federalreserve.gov on June 30, 2015. Such translations should not be construed as representations that RMB amounts could have been, or could be, converted realized or settled into US$ at that rate on June 30, 2015 or any other rate.

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Safe Harbor Statement

Certain of the statements made in this press release are “forward-looking statements” within the meaning and protections of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements include statements with respect to our beliefs, plans, objectives, goals, expectations, anticipations, assumptions, estimates, intentions, and future performance, and involve known and unknown risks, uncertainties and other factors, which may be beyond our control, and which may cause the actual results, performance, capital, ownership or achievements of the Company to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. Forward-looking statements in this press release include, without limitation, the continued stable macroeconomic environment in the PRC, the PRC real estate and construction sectors continuing to exhibit sound long-term fundamentals, our ability to bring additional capacity online going forward as our business improves, our customers continuing to adjust to our product price increases, our ability to sustain our average selling price increases and to continue to build volume in the quarters ahead, and whether our enhanced marketing efforts will help to produce wider customer acceptance of the new price points. All statements other than statements of historical fact are statements that could be forward-looking statements. You can identify these forward-looking statements through our use of words such as “may,” “will,” “anticipate,” “assume,” “should,” “indicate,” “would,” “believe,” “contemplate,” “expect,” “estimate,” “continue,” “plan,” “point to,” “project,” “could,” “intend,” “target” and other similar words and expressions of the future.

All written or oral forward-looking statements attributable to us are expressly qualified in their entirety by this cautionary notice, including, without limitation, those risks and uncertainties described in our annual report on Form 20-F for the year ended December 31, 2014 and otherwise in our SEC reports and filings. Such reports are available upon request from the Company, or from the Securities and Exchange Commission, including through the SEC’s Internet website at http://www.sec.gov. We have no obligation and do not undertake to update, revise or correct any of the forward-looking statements after the date hereof, or after the respective dates on which any such statements otherwise are made.

FINANCIAL TABLES FOLLOW

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CHINA CERAMICS CO., LTD. AND ITS SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	As of June 30, 2015		As of December 31, 2014
	USD’000	RMB’000	RMB’000

ASSETS AND LIABILITIES
Non-current assets
Property, plant and equipment	110,380	684,355	718,418
Land use rights	4,665	28,925	29,259
Goodwill	602	3,735	3,735
Deferred tax asset	1,383	8,573	7,854
Long-term prepaid expenses	75	468	1,404

	117,105	726,056	760,670

Current assets
Inventories	50,938	315,815	330,763
Trade receivables	74,397	461,262	549,925
Other receivables and prepayments	1,717	10,646	2,178
Restricted cash	4,657	28,872	28,872
Cash and bank balances	41,267	255,855	61,155

	172,976	1,072,450	972,893

Current liabilities
Trade payables	26,512	164,373	122,168
Accrued liabilities and other payables	7,367	45,676	49,989
Interest-bearing bank borrowings	13,657	84,674	84,704
Amount owed to a related party	4,704	29,166	24,902
Income tax payable	579	3,587	2,772

	52,819	327,476	284,535

Net current assets	120,157	744,974	688,358

Non-current liabilities
Deferred tax liabilities	226	1,404	1,404

Net assets	237,036	1,469,626	1,447,624

EQUITY
Total shareholders’ equity	237,036	1,469,626	1,447,624

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CHINA CERAMICS CO., LTD. AND ITS SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF PROFIT OR LOSS

	Three months ended June 30,
	2015				2014
	USD’000		RMB’000		RMB’000

Revenue		41,933		259,985		268,589

Cost of sales		(36,164)		(224,219)		(244,344)

Gross profit		5,769		35,766		24,245

Other income		42		259		184
Selling and distribution expenses		(438)		(2,712)		(5,703)
Administrative expenses		(901)		(5,583)		(7,744)
Finance costs		(157)		(974)		(1,000)
Realized and unrealized fair value loss on derivative financial instruments		-		-		(3,014)
Other expenses		(56)		(350)		(3,817)

Profit before taxation		4,259		26,406		3,151
Income tax expense		(1,156)		(7,170)		(2,469)

Profit attributable to shareholders		3,103		19,236		682

Earnings per share
Basic (USD/RMB)	USD	0.15	RMB	0.94	RMB	0.03
Diluted (USD/RMB)	USD	0.15	RMB	0.94	RMB	0.03

Weighted average number of ordinary shares outstanding used in computing earnings per share
Basic		20,430,838		20,430,838		20,430,838
Diluted		20,430,838		20,430,838		20,430,838

CHINA CERAMICS CO., LTD. AND ITS SUBSIDIARIES

SALES VOLUME AND AVERAGE SELLING PRICE (UNAUDITED)

	Three months ended June 30,
	2015	2014

Sales volume (square meters)	8,398,874	9,234,385
Average Selling Price (in RMB/square meter)	31.0	29.1

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CHINA CERAMICS CO., LTD. AND ITS SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF PROFIT OR LOSS

	Six months ended June 30,
	2015				2014
	USD’000		RMB’000		RMB’000

Revenue		75,768		469,762		477,424

Cost of sales		(67,770)		(420,173)		(443,886)

Gross profit		7,998		49,589		33,538

Other income		68		421		266
Selling and distribution expenses		(877)		(5,439)		(8,497)
Administrative expenses		(1,780)		(11,039)		(14,656)
Finance costs		(336)		(2,082)		(2,119)
Realized and unrealized fair value loss on derivative financial instruments		-		-		(71,702)
Other expenses		(112)		(696)		(4,904)

Profit/(loss) before taxation		4,961		30,754		(68,074)
Income tax expense		(1,411)		(8,750)		(2,756)

Profit/(loss) attributable to shareholders		3,550		22,004		(70,830)

Earnings/(loss) per share
Basic (USD/RMB)	USD	0.17	RMB	1.08	RMB	(3.47)
Diluted (USD/RMB)	USD	0.17	RMB	1.08	RMB	(3.47)

Weighted average number of ordinary shares outstanding used in computing earnings/(loss) per share
Basic		20,430,838		20,430,838		20,430,838
Diluted		20,430,838		20,430,838		20,430,838

CHINA CERAMICS CO., LTD. AND ITS SUBSIDIARIES

SALES VOLUME AND AVERAGE SELLING PRICE (UNAUDITED)

	Six months ended June 30,
	2015	2014

Sales volume (square meters)	15,428,963	16,688,616
Average Selling Price (in RMB/square meter)	30.4	28.6

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CHINA CERAMICS CO., LTD. AND ITS SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the three months ended June 30,
	2015		2014
	USD’000	RMB’000	RMB’000
Cash flows from operating activities
Profit before taxation	4,259	26,406	3,151
Adjustments for
Amortization of land use rights	27	167	168
Depreciation of property, plant and equipment	2,741	16,994	17,288
Loss on disposal of property, plant and equipment	-	-	3,537
Realized loss from derivative financial instruments	-	-	15,480
Fair value gain on derivative financial instruments	-	-	(12,466)
Write down of inventories	(81)	(505)	-
Finance costs	157	974	1,000
Interest income	(43)	(265)	(184)
Foreign exchange loss/(gain)	1	6	(44)
Operating cash flows before working capital changes	7,061	43,777	27,930
Decrease/(increase) in inventories	974	6,036	(27,930)
Increase in trade receivables	(3,909)	(24,235)	(93,395)
Increase in other receivables and prepayments	(909)	(5,635)	(157)
Increase in trade payables	6,273	38,891	64,940
Increase in accrued liabilities, other payables and amount owed to a related party	162	1,004	7,025
Cash generated from/(used in) operations	9,652	59,838	(21,587)
Interest paid	(159)	(983)	(1,010)
Income tax paid	(685)	(4,248)	(1,635)
Net cash generated from/(used in) operating activities	8,808	54,607	(24,232)

Cash flows from investing activities
Proceed from disposal of property, plant and equipment	-	-	11,172
Increase in restricted cash	-	-	(25)
Interest received	43	265	184
Net cash generated from investing activities	43	265	11,331

Cash flows from financing activities
Repayment of short-term loans	-	-	(945)
Deposit to stock transfer agent	-	-	(1,505)
Advances from related parties	-	-	9,875
Net cash generated from financing activities	-	-	7,425

Net increase/(decrease) in cash and cash equivalents	8,851	54,872	(5,476)
Cash and cash equivalents, beginning of period	32,416	200,983	133,640
Effect of foreign exchange rate differences	-	-	(29)
Cash and cash equivalents, end of period	41,267	255,855	128,135

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CHINA CERAMICS CO., LTD. AND ITS SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the six months ended June 30,
	2015		2014
	USD’000	RMB’000	RMB’000
Cash flows from operating activities
Profit/(loss) before taxation	4,961	30,754	(68,074)
Adjustments for
Amortization of land use rights	54	334	335
Depreciation of property, plant and equipment	5,486	34,016	35,233
(Gain)/loss on disposal of property, plant and equipment	-	(2)	14,090
Realized loss from derivative financial instruments	-	-	57,612
Fair value loss on derivative financial instruments	-	-	3,537
Write down of inventories	1,219	7,555	-
Share-based compensation	-	-	150
Finance costs	336	2,082	2,119
Interest income	(63)	(390)	(266)
Foreign exchange (gain)/loss	(5)	(30)	794
Operating cash flows before working capital changes	11,988	74,319	45,530
Decrease/(increase) in inventories	1,192	7,393	(17,195)
Decrease in trade receivables	14,300	88,663	9,804
(Increase)/decrease in other receivables and prepayments	(1,215)	(7,532)	11,346
Increase in trade payables	6,807	42,206	43,798
Increase in accrued liabilities, other payables and amount owed to a related party	237	1,469	2,302
Cash generated from operations	33,309	206,518	95,585
Interest paid	(338)	(2,094)	(2,150)
Income tax paid	(1,396)	(8,654)	(4,810)
Net cash generated from operating activities	31,575	195,770	88,625

Cash flows from investing activities
Proceed from derivative financial instruments	-	-	1,390
Proceed from disposal of property, plant and equipment	8	50	11,154
Increase in restricted cash	-	-	57
Interest received	63	390	184
Net cash generated from investing activities	71	440	12,785

Cash flows from financing activities
Dividend paid	(243)	(1,505)	-
Proceeds from short-term loan	5,645	35,000	35,000
Repayment of short-term loans	(5,645)	(35,000)	(50,945)
Deposit to stock transfer agent	-	-	(1,505)
Advances from related parties	-	-	15,308
Net cash used in financing activities	(243)	(1,505)	(2,142)

Net increase in cash and cash equivalents	31,403	194,705	99,268
Cash and cash equivalents, beginning of period	9,864	61,155	28,848
Effect of foreign exchange rate differences	-	(5)	19
Cash and cash equivalents, end of period	41,267	255,855	128,135

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About Non-GAAP Financial Measures

In addition to China Ceramics’ condensed consolidation financial results under International Financial Reporting Standards ("IFRS"), the Company also provides Non-IFRS financial measures (referred to as Non-GAAP financial measure) for the second quarter of 2014 and 2015 from their comparable IFRS measures. The Company believes that this Non-GAAP financial measures provide investors with other methods for assessing China Ceramics’ operating results in a manner that is focused on the performance of its ongoing operations. Readers are cautioned not to view Non-GAAP results on a stand-alone basis or as a substitute for results under GAAP, or as being comparable to results reported or forecasted by other companies, and should refer to the unaudited reconciliation presented below. The Company believes that both management and investors benefit from referring to these Non-GAAP financial measures in assessing the performance of China Ceramics and when planning and forecasting future periods.

The table below sets forth a reconciliation of China Ceramics’ net income to non-GAAP EBITDA for the periods indicated:

	Three months ended June 30,
	2015		2014
	USD’000	RMB’000	RMB’000

Net profit	3,103	19,236	682
Interest expense	157	974	1,000
Interest income	(43)	(265)	(184)
Income tax expense	1,156	7,170	2,469
Depreciation and amortization expense	2,768	17,161	17,456
Non-GAAP EBITDA (a)	7,141	44,276	21,423

(a) EBITDA is defined as earnings before interest, taxes, depreciation and amortization

The table below sets forth a reconciliation of China Ceramics’ profit to non-GAAP profit for the second quarter of 2014:

	GAAP	(1)	Non-GAAP
Profit before taxation (RMB’000)	3,151	3,014	6,165
Net profit (RMB’000)	682	3,014	3,696
Profit per share - basic and diluted (RMB)	0.03	0.15	0.18

(1) Non-cash fair value loss on derivative financial instruments.

Source: China Ceramics Co., Ltd.

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